

November 4, 2010

Douglas L. Braunstein
Chief Financial Officer
JPMorgan Chase & Co.
270 Park Avenue
New York, NY 10017
By U.S. Mail and facsimile to (212) 622-0422

>   **Re: JPMorgan Chase & Co.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2009**
>   **Filed February 24, 2010**
>   **Form 10-Q for the Quarterly Period Ended March 31, 2010**
>   **Filed May 10, 2010**
>   **Form 10-Q for the Quarterly Period Ended June 30, 2010**
>   **Filed August 6, 2010**
>   **File No. 001-05805**

Dear Mr. Braunstein:

　　　We have reviewed your response letter dated August 10, 2010 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

　　　Please respond to this letter within ten business days by providing the requested information, including a draft of your proposed disclosures to be made in future filings, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe future revisions are appropriate, please tell us why in your response.

　　　After reviewing the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments

Form 10-K for the fiscal year ended December 31, 2009
General

1. Please be advised that we are evaluating your response to comment 1 in our letter dated July 23, 2010.

<u>Consolidated Financial Statements</u>
<u>Notes to Consolidated Financial Statements</u>
<u>Note 30. Commitments and contingencies, page 230</u>

2. We note your response to prior comment 2 from our letter dated July 23, 2010 and your enhanced disclosures on pages 169 through 170 and pages 188 through 196 of your Form 10-Q for the quarter ended June 30, 2010; however, we do not believe your disclosures fully comply with the criteria and guidance in ASC 450. Specifically, we refer to the generic disclosures that a possible loss or range of possible loss cannot be estimated and are unclear why you believe you are in full compliance with the above referenced guidance. Further, we note the extensive disclosures about your significant litigation matters in Item I, Part II of the Form 10-Q beginning on page 188 which are in varying stages of litigation. We strongly encourage you to provide a more transparent discussion of the reasonably possible loss or range of possible loss, by individual case or in the aggregate to allow an investor to fully understand your liability exposure. These disclosures should be updated quarterly as additional information is obtained and new cases are filed. Please provide us with your proposed disclosure and revise your future filings accordingly.

<u>Note 31. Off-Balance sheet lending-related financial instruments, guarantees and other</u>
<u>commitments</u>
<u>Indemnifications for breaches of representations and warranties, page 233</u>

3.   We note your response to prior comment 3 from our letter dated July 23, 2010 and your enhanced disclosures on pages 58-60 of your Form 10-Q for the quarter ended June 30, 2010 surrounding your repurchase liability. We also note your disclosure in your Form 8-K filed on October 13, 2010, with the 2010 third quarter earnings release, that total production revenue was reduced by $1.5 billion of repurchase losses and included a $1.0 billion increase in the repurchase liability during the quarter reflecting higher estimated future repurchase demands. Given the significance of the realized losses and provision for repurchase losses recognized during the third quarter of 2010 compared to historical charges and to your repurchase liability at June 30, 2010, please provide us with, and enhance your disclosures in future filings to include the following:

   •   a detailed analysis and timeline of events supporting the period-to-period changes in your realized losses, provision for repurchase losses and resulting repurchase liability focusing on the specific facts and circumstances that resulted in the third quarter 2010 increases in all three of these components;

   •   a comprehensive discussion linking your methodology for estimating losses attributable to probable future demands to the large increase in the repurchase liability during the third quarter of 2010; and

   •   a discussion addressing whether there have been any changes in your methodology for determining the repurchase liability or any significant changes in your underlying assumptions. If so, please provide a detailed analysis of any such changes, including quantification of the effect of these changes on your repurchase liability from quarter to quarter.

4.   As a related matter, we note your generic disclosure that the Firm is not able to estimate a range of reasonably possible loss as defined by ASC 450 related to indemnifications for breaches of representations and warranties and remain unclear why you believe you are in full compliance with the above referenced guidance. Given the large realized loss and provision for repurchase losses recorded in the third quarter of 2010, it is apparent that these indemnifications matters are significant and that there could be exposure to loss in excess of amounts accrued. Thus, we continue to believe a more transparent discussion of the reasonably possible loss or range of possible loss is required so that an investor may understand your liability exposure. To the extent that it is at least reasonably possible that an exposure to loss exists in excess of amounts accrued, please provide us with, and disclose in future filings, an estimate of the possible loss or range of loss. These disclosures should be updated quarterly as additional information is obtained.

You may contact Michael Seaman at (202) 551-3366 or Mark Webb at (202) 551-3698 if you have questions regarding comment one. Please contact Benjamin Phippen, Staff Accountant at (202) 551-3697 or me at (202) 551-3423 with any other questions.

Sincerely,

Amit Pande
Accounting Branch Chief